MAINSTAY VP FUNDS TRUST

51 MADISON AVENUE

NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

April 18, 2022

Mr. Mark Cowan

Division of Investment Management, Disclosure Review Office

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Response to Comments on the Registration Statement (the “Registration Statement”) for MainStay VP Funds Trust (SEC File Nos. 002-86082 and 811-03833-01) (the “Registrant”) relating to MainStay VP American Century Sustainable Equity Portfolio (the “Portfolio”)

Dear Mr. Cowan:

This letter responds to comments provided by you on February 28, 2022 with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on January 18, 2022 and relates to the Portfolio. On behalf of the Registrant, your comments and our responses thereto are provided below.

All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

General and Summary Prospectus Comments

Comment 1: Remember to update the EDGAR series ID from MainStay VP T. Rowe Price Equity Income Portfolio to MainStay VP American Century Sustainable Equity Portfolio on May 1, 2022.

Response: We will make the necessary EDGAR updates at the appropriate time.

Comment 2: Since the Portfolio is re-branding as an ESG-dedicated fund, please supplementally explain how the Portfolio’s existing portfolio will change. For example, will certain investments be sold? Will there be types of investments that the Portfolio has historically made that it will no longer make?

Response: As described in our supplement dated December 10, 2021, in order to implement the new principal investment strategies and investment process, the Portfolio is expected to experience a high level of portfolio turnover. This portfolio transition period may take a significant amount of time and result in the Portfolio holding large amounts of uninvested cash. Additionally, there may be certain types of investments that the Portfolio has historically made (or that were eligible for investment) that will no longer fit in the new principal investment strategies.

Comment 3: In the introductory paragraph to the Example table, delete the following sentence as no waiver is indicated.

The Example reflects the contractual fee waiver and/or expense reimbursement arrangement, if applicable, for the current duration of the arrangement only.

Response: This language was added based on prior discussions with the staff and is consistent across our Portfolios. We believe that removing it for certain Portfolios may cause confusion and increase the risk of error. Therefore, we decline to make the requested edit.

Comment 4: If the Portfolio's repositioning will result in increasing the portfolio turnover, please add corresponding principal strategy and risk disclosure (in Item 4 and in Item 9), including any tax consequences to new and existing shareholders as a result of such portfolio turnover. Please also make sure the disclosure in response to Item 16(e) discusses the effect of portfolio turnover resulting from the repositioning.

Response: We have made the requested edits.

Comment 5: It seems that American Century Investment Management, Inc. (the “Subadvisor”) runs its proprietary model against all 500 companies within the S&P 500 Index, which assigns an ESG score to each. An ESG score in the top 75th percentile qualifies as a sustainable equity security and that ESG score range must be met for 80% of the assets selected for the portfolio by following the investment process which utilizes a proprietary multi-factor quantitative model. If so, please clarify the disclosure to better describe how this process works.

Response: The ESG score is one component derived from the multi-factor model. The same ESG score is separately used to ensure compliance with the Portfolio’s policy to invest 80% of its assets in sustainable equity securities. We revised and reordered the disclosure to clarify how the process works.

Comment 6: Is the ESG score applied overall to all three environmental, social and governance factors? Revise the disclosure to make clear, if true, that as long as the overall score is within the top three quartiles, the equity security can be selected for investment, even if a score on any particular factor is not within the top three quartiles. Also, use plain English for the top three quartiles (i.e., top 75%). Given that "sustainable" is in the Portfolio's name, is more weight given to an environmental score?

Response: As indicated by the disclosure, the Portfolio assigns a comprehensive ESG score to each security, not a score for each component, and no component is more important than any other. We have made the requested edit regarding using plain English for the top three quartiles.

Comment 7: Please clarify the following sentence to state, if true, that this is a different model than the model that screens for a sustainable equity security.

The Portfolio will generally invest in large capitalization companies it believes show sustainable business improvement using a proprietary multi-factor quantitative model that combines fundamental measures of a stock’s value and growth potential with ESG metrics.

Response: We clarified the disclosure as outlined in Response 5. We also revised the following sentence to clarify how the financial metrics score and the ESG score are combined as follows:

“The model assigns each security a financial metrics score and an ESG score that are combined on an equal basis to create an overall score.”

Comment 8: Delete "generally" from the following sentence or disclose the exceptions. If the universe of companies from which the Portfolio will select (using the multi-factor quantitative model) is not limited to those companies within the cap range of the S&P 500, that universe needs to be defined.

The Portfolio will generally invest in large capitalization companies it believes show sustainable business improvement using a proprietary multi-factor quantitative model that combines fundamental measures of a stock’s value and growth potential with ESG metrics.

Response: We revised the disclosure to add a sentence to the portion of the Portfolio’s Principal Investment Strategies section that discusses market capitalization:

“While the Portfolio generally invests in large capitalization companies, it may invest in companies of any market capitalization.”

Comment 9: Is the ESG score arrived at through the proprietary model used to define a "sustainable equity security?" If so, please clarify.

Response: The ESG score is one component derived from the multi-factor model, and the same ESG score is separately used to ensure compliance with the Portfolio’s 80% test. “Sustainable equity securities” are defined in the revised Portfolio’s Principal Investment Strategy section as “those that the Subadvisor’s proprietary model assigns an ESG score that is in the top three quartiles (i.e. top 75%) of the ESG scores the model assigns to all the securities in the Portfolio’s primary benchmark, the Standard & Poor's 500® Index (‘S&P 500® Index’), which ranged from $6.3 billion to $2.7 trillion as of February 28, 2022.” Please see also our Response to Comment 5 for more explanation.

Comment 10: Clarify the principal investment strategy disclosure relating to the two models. Does the Portfolio start with companies that fall within top three quartiles for ESG factors and then apply the proprietary multi-factor model to those? It is not clear how these two models are used. If the Portfolio does not start with companies that fall within the top three quartiles, then we are not sure how this satisfies the names rule policy as to "sustainable."

Response: No, the Portfolio applies the multi-factor model to any security considered for investment. The ESG scores derived from the multi-factor model are used to ensure compliance with the Portfolio’s 80% test. Please see also our Responses to Comments 5 and 9 for more details.

Comment 11: Please include the capitalization range of the S&P 500 Index.

Response: We have made the requested edit.

Comment 12: If true, consider clarifying that while the capitalization range is the same as the S&P 500 Index, this universe of companies that the Portfolio will consider for investment is broader than the universe of companies within the S&P 500 Index.

Response: We revised the disclosure as follows:

“While the Portfolio generally invests in large capitalization companies, it may invest in companies of any market capitalization.”

Comment 13: Delete the word “Generally” from the following sentence:

Generally, an issuer of a security is considered to be a U.S. or foreign issuer based on the issuer’s “country of risk,” as determined by a third-party service provider such as Bloomberg.

Response: We have made the requested edit.

Comment 14: Does the Portfolio invest in depository receipts? If so, disclose here and add principal risks.

Response: Investing in depository receipts is not a principal strategy of the Portfolio and, as such, principal risk disclosure is inappropriate.

Comment 15: In the disclosure describing the investment process, please clarify, if true, that the Subadvisor uses value, growth and price momentum as measures in its proprietary multi-factor quantitative model to assign a financial metrics score.

Response: We have made the requested edit.

Comment 16: In the disclosure describing investment process, please clarify, if true, that this ESG score is arrived at by using the model that determines a "sustainable equity security." It is a little confusing, as we thought the ESG score was arrived at first.

Response: The ESG score is one component derived by the multi-factor investment model. The same ESG score is separately used to ensure compliance with the Portfolio’s 80% test. Please see also our Responses to Comments 5, 9, and 10 for more details.

Comment 17: In the disclosure describing the investment process, please identify third-party providers or in the Item 9 disclosure.

Response: Because we may use multiple providers, which can change over time, we respectfully decline to make the requested edit.

Comment 18: Please explain how the following sentence can be true given that a company’s ESG score must be within the top three quartiles:

If information on a specific metric is unavailable, the security may still be selected for the portfolio if the Subadvisor believes it can evaluate the security qualitatively or if the financial metrics and remaining ESG scores merit investment.

Response: As stated in the Principal Investment Strategies section of the Portfolio’s prospectus,

“Under normal circumstances, the Portfolio invests at least 80% of its assets (net assets plus any borrowing for investment purposes) in sustainable equity securities.”

The prospectus goes on to define a sustainable equity security as one:

“that the Subadvisor’s proprietary model assigns an environmental, social, and governance (“ESG”) score that is in the top three quartiles (i.e. top 75%) of the ESG scores the model assigns to all the securities in the Portfolio’s primary benchmark, the Standard & Poor's 500® Index ("S&P 500® Index").”

Thus, only 80% of the Portfolio’s securities must have an ESG score within the top three quartiles of those in the S&P 500® index. The sentence in question is intended to notify shareholders that the Subadvisor may occasionally select a security for the Portfolio even though it may not be able to obtain information on a particular metric.

Comment 19: As the Portfolio needs to be 80% in sustainable equity, please explain supplementally whether the multi-factor quantitative model ensures that at least 80% of the final portfolio includes sustainable equity securities (even though that may not necessarily result in a portfolio that is made up of the highest combined scores).

Response: The Subadvisor uses the ESG score derived from the multi-factor model to test the Portfolio and ensures that at least 80% of the final portfolio includes sustainable equity securities. Please see also our Responses to Comments 5, 9, 10, and 11 for more information.

Comment 20: Please clarify whether each sector of the S&P 500 Index must be represented by the Portfolio’s securities holdings.

Response: There is no requirement that every sector must be represented.

Comment 21: Please revise the following sentence to include the bold and underlined text:

Final scores for each security are assigned by the Subadvisor’s multi-factor quantitative model and are evaluated on a sector-specific basis, and the Portfolio seeks to hold securities with the highest scores in their respective sectors.

Response: We have made the requested edit.

Comment 22: Please clarify the sentence below. What is the additional fundamental analysis that is performed? Can this result in a different portfolio than selected by the model?

The Subadvisor validates the output of the multi-factor model using additional fundamental analysis.

Response: We have deleted this disclosure.

Comment 23: In the Principal Risks section, please also include risks related to reliance on third-party providers.

Response: We have made the requested edit.

Comment 24: Why are small- and mid-cap companies included in the Market Capitalization Risk given that the Portfolio primarily invests in large cap companies.

Response: See our response to Comment 12 above.

Comment 25: Is including “Liquidity and Valuation Risk” for this Portfolio correct? Please disclose the types of illiquid securities in which the Portfolio invests as part of its principal investment strategies.

Response: We have deleted this disclosure.

Comment 26: Revise the first paragraph in the “Past Performance” section to be more consistent with Item 4(b)(2)(i) of Form N-1A.

Response: We have made the requested edit.

Comment 27: Please move the description of the primary index in the “Past Performance” section from the narrative to a footnote in the Average Annual Total Returns table.

Response: We have made the requested edit.

Comments to the Statutory Prospectus

Comment 1: In the More About Investment Strategies and Risks section, revise the disclosure to indicate which strategies, investments and risks apply on a fund-by-fund basis. This can be done though a chart which sets forth the strategies, investments and risks and indicates to which Portfolio(s) the disclosure is applicable.

Response: We have made the requested edit.

Comment 2: In the More About Investment Strategies and Risks section, revise the following sentence to state the actual policy:

The Portfolio has a name that suggests a focus on a particular type of investment. In accordance with Rule 35d-1 under the 1940 Act, the Portfolio has adopted a policy that it will, under normal circumstances, invest at least 80% of the value of its assets (net assets plus the amount of any borrowings for investment purposes) in investments of the type suggested by its name, as described in the Portfolio’s Principal Investment Strategies section and set forth in the Statement of Additional Information (“SAI”).

Response: The disclosure relating to the Portfolio has been folded into a larger statutory prospectus which covers many other Portfolios. We believe that laying out each Portfolio’s 80% test in the More About Investment Strategies and Risks section (in addition to the instances where this information is already disclosed) could cause confusion and increase the risk of error. Therefore, we decline to make the requested edit.

Comment 3: In the More About Investment Strategies and Risks section, is the risk relating to Emerging Markets applicable to the Portfolio?

Response: We have revised the disclosure in response to this comment.

Comment 4: Please explain the Subadvisor’s ESG screening methodology in detail. As noted in the Summary Prospectus, please identify the third-party provider that the Portfolio intends to use, or the primary providers if the Portfolio intends to use multiple third-party providers.

Please also briefly summarize each providers’ criteria/methodology in the principal strategies.

Also consider any related principal risks to the Portfolio’s use of third-party data providers, since the criteria used by providers can differ significantly. For example, if the underlying data that these third-party providers use is or becomes unreliable, there is a risk that a Portfolio could invest in companies that are inconsistent with the Portfolio’s ESG strategies.

Response: Please see our responses above. We believe the disclosure in the Summary Prospectus sufficiently explains the Subadvisor’s ESG screening methodology.

Comment 5: Please disclose in an appropriate location in the prospectus certain provisions of the Registrant’s Declaration of Trust, including (1) the provision requiring shareholders to make a pre-suit demand, (2) the joinder provision and that the provision does not apply to claims arising under the federal securities laws, (3) the provision giving the Board 30 days to consider a pre-suit demand and (4) the provision barring shareholders from commencing a derivative action if the Board has determined that such suit is not in the best interest of the Registrant or affected series and that this provision does not apply to claims arising under the federal securities laws.

Response: We have added the requested disclosure.

Comments to the Statement of Additional Information

Comment 1: Please note that a Portfolio and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Portfolio is in compliance with its concentration policies. Please add disclosure below to clarify that the

Portfolio will consider the investments of its underlying investment companies when determining the Portfolio’s compliance with its concentration policies.

Response: We have made the requested revision and will add disclosure that the Portfolios and adviser will consider the investment policies of these investment companies in light of the information available to the Portfolios and their adviser.

Comment 2: In the section entitled “Subadvisory Agreements”, please furnish the information required by Item 19(a)(3) of Form N-1A, which requires the method of calculating the advisory fee payable by the Portfolio. Please note that the staff considers subadvisory fees to be payable by the Portfolio. The aggregate dollar amount paid to the sub-advisor is included, but not the method of calculation.

Response: The following statement is already included in the section entitled “Subadvisory Agreements,” which we believe is responsive to this comment:

As compensation for services, the Manager, not the Portfolios, pays each Portfolio's Subadvisor an annual fee, computed daily and paid monthly, calculated on the basis of each Portfolio's average daily net assets (or the average daily net assets allocated to a particular underlying strategy, if applicable) during the preceding month at the annual rates set forth in the chart below.

Comment to the Part C

Comment 1: File the subadvisory agreement with the Subadvisor as an exbibit. Also file the Subadvisor’s code of ethics.

Response: We have included these items as exhibits.

Sincerely,

\s\ Thomas C. Humbert, Jr.

Thomas C. Humbert, Jr.

Assistant Secretary